


11023326

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____08/01/10_____ AND ENDING_____07/31/11_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

226 Causeway Street

(No. and Street)

Boston   MA   02114

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McGee   617-848-4988

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson + Co

(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300   Wakefield   MA   01880

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Stephen McGee__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Grant Thornton Corporate Finance, LLC__ , as of __July 31,__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__N/A__

_____

_____ Signature

_____ Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2011 AND 2010



tonneson + co
Certified Public Accountants & Consultants

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of Grant Thornton Corporate Finance, LLC as of July 31, 2011 and 2010, and the related statements of income, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Thornton Corporate Finance, LLC as of July 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Tonneson + Co

Tonneson + Co

September 12, 2011

tonneson + co

Certified Public Accountants & Consultants

401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

GRANT THORNTON CORPORATE FINANCE, LLC

BALANCE SHEETS

JULY 31, 2011 AND 2010

ASSETS

	2011	2010
CURRENT ASSETS:		
Cash and cash equivalents	$ 55,830	$ 90,299
Accounts receivable	57,500	68,763
Short-term investments	49,989	71,964
Prepaid expenses	343	-
TOTAL ASSETS	$ 163,662	$ 231,026

LIABILITIES AND MEMBER'S CAPITAL

	2011	2010
CURRENT LIABILITIES:		
Accrued expenses	$ 1,598	$ 40,054
TOTAL LIABILITIES	1,598	40,054
MEMBER'S CAPITAL	162,064	190,972
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 163,662	$ 231,026

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF INCOME

YEARS ENDED JULY 31, 2011 AND 2010

	2011	2010
REVENUES:		
Net fee income	$ 1,928,484	$ 1,088,775
EXPENSES:		
Selling, general and administrative expenses	14,113	31,352
INCOME FROM OPERATIONS	1,914,371	1,057,423
OTHER INCOME	94	162
NET INCOME	$ 1,914,465	$ 1,057,585

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

YEARS ENDED JULY 31, 2011 AND 2010

BALANCE AT AUGUST 1, 2009	$	786,082
Net income		1,057,585
Distributions		(1,652,695)
BALANCE AT JULY 31, 2010		190,972
Net income		1,914,465
Distributions		(1,943,373)
BALANCE AT JULY 31, 2011	$	162,064

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED JULY 31, 2011 AND 2010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,914,465	$ 1,057,585
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Changes in certain assets and liabilities:		
Accounts receivable	11,262	473,503
Prepaid expenses	(343)	-
Accrued expenses	(38,455)	32,515
Net cash provided by operating activities	1,886,929	1,563,603
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from (purchases of) short-term investments, net	21,975	(20)
Net cash provided by (used in) investing activities	21,975	(20)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member	(1,943,373)	(1,652,695)
Net cash used in financing activities	(1,943,373)	(1,652,695)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(34,469)	(89,112)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	90,299	179,411
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 55,830	$ 90,299

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JULY 31, 2011 AND 2010

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on November 30, 2001 and commenced active operations on September 13, 2002. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses, and providing strategic options advice primarily in the United States.

Financial Statement Presentation - Certain reclassifications have been made to the 2010 financial statements in order to conform to the presentation for 2011.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Accounts receivable have been reviewed by management and it was determined that there is no requirement for an allowance for doubtful accounts as of July 31, 2011 and 2010, respectively.

Short-term Investments - Short-term investments consist principally of U.S. Treasury Bills with maturities between three months and one year. Debt securities that the Company has the ability and intent to hold until maturity are accounted for as held-to-maturity securities and are carried at amortized cost.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the member is liable for individual federal and state income taxes on its proportionate share of the Company's taxable income.

Effective August 1, 2009, the Company retroactively changed its method of accounting for income taxes to adopt a recent pronouncement of the Financial Accounting Standards Board. In determining the recognition of uncertain tax positions, the Company now applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of July 31, 2011, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is no longer subject to examination by Federal or State tax authorities for years prior to 2007.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JULY 31, 2011 AND 2010

Note 1 - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and short-term investments. The Company places its temporary cash investments and short-term investments with high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time. The Company is not aware of any concentrations of credit risk as of July 31, 2011 and 2010.

Subsequent Events - The date to which events occurring after July 31, 2011 have been evaluated for possible adjustment to the financial statements or disclosure is the date of the Independent Auditors' Report which is the date the financial statements were available to be issued.

Note 2 - Fair Value Measurement

Fair value is defined under U.S. generally accepted accounting principles as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company is required to maximize the use of observable inputs, minimize the use of unobservable inputs, and disclose in the form of an outlined hierarchy the details of such fair value measurements. The hierarchy of valuation techniques is based on whether the inputs to fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The hierarchy requires the use of observable market data, when available. These inputs have created the following fair value hierarchy:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than those included in Level 1. For example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

Level 3 - Unobservable inputs reflecting management's own assumptions about the inputs used in estimating the value of the assets.

The following tables present the financial instruments carried at fair value (as described above) as of July 31, 2011 and 2010:

July 31, 2011	Total Fair Value	Fair Value Measurements Using:		
		Level 1	Level 2	Level 3
Short-term investments	$ 49,989	$ 49,989	$ -	$ -

July 31, 2010	Total Fair Value	Fair Value Measurements Using:		
		Level 1	Level 2	Level 3
Short-term investments	$ 71,964	$ 71,964	$ -	$ -

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JULY 31, 2011 AND 2010

Note 3 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2011, the Company had net capital of $104,221, which was in excess of its requirement of $5,000 by $99,221.

Note 4 - Short-term Investments

At July 31, 2011 and 2010, investments in held-to-maturity debt securities were as follows:

	2011		2010	
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
U.S. Treasury Bills (maturing in one year or less)	$ 49,989	$ 49,989	$ 71,964	$ 71,964

Note 5 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP will be responsible for all the normal overhead expenses relating to the everyday operation of the Company including payroll, insurance, advertising, employee benefits and travel and entertainment.

Fee Income - Grant Thornton Corporate Finance, LLC performs services for a French affiliate, Grant Thornton Corporate Finance SAS. Services consist of researching and initiating possible U.S. company-based acquisitions for a customer of Grant Thornton Corporate Finance SAS. For the year ended July 31, 2010, fees charged by Grant Thornton Corporate Finance, LLC amounted to approximately $40,000. There were no fees charged by Grant Thornton Corporate Finance, LLC for the year ended July 31, 2011.

Grant Thornton Corporate Finance, LLC performs services for a U.K. affiliate, Grant Thornton, U.K. Services consist of an administration fee, including billing and collections, for a customer of Grant Thornton, U.K. For the year ended July 31, 2010, fees charged by Grant Thornton Corporate Finance, LLC amounted to approximately $2,600. There were no fees charged during the year ended July 31, 2011.

Expense - Grant Thornton Corporate Finance, LLC recorded a payment to an international affiliate, Grant Thornton International Limited. The payment was for an international conference, including hotel accommodations. For the year ended July 31, 2011, fees paid by Grant Thornton Corporate Finance, LLC amounted to $1,600. There were no fees paid during the year ended July 31, 2010.

Note 6 - Major Customers

For the years ending July 31, 2011 and 2010, fee income from three customers amounted to approximately $1,558,000 and $853,000, respectively.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the financial statements of Grant Thornton Corporate Finance, LLC as of July 31, 2011 and 2010, and for the years then ended and have issued our report thereon dated September 12, 2011. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson + Co

Wakefield, Massachusetts
September 12, 2011

t + co

GRANT THORNTON CORPORATE FINANCE, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2011

NET CAPITAL

Member's capital at July 31, 2011	$	162,064
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated liabilities		162,064
Deductions and/or charges:		
A. Non allowable assets		57,843
Haircuts on securities:		
C. Trading and investment securities - exempted securities		-
Net capital	$	104,221

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	1,598
Total aggregate indebtedness	$	1,598

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $1,598)	$	107
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital (net capital less Line 3)	$	99,221
5.	Net capital less greater of 10% of total aggregate indebtedness or 120% of Line 3	$	98,221
6.	Percentage of aggregate indebtedness to net capital		1.53%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2011:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	104,221
Net audit adjustments		-
Net capital	$	104,221

See Independent Auditors' Report on Accompanying Information.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT REGARDING RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2011

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended July 31, 2011, the Company was in compliance with the conditions of the exemption.

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1)**

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Grant Thornton Corporate Finance, LLC (the "Company"), as of and for the year ended July 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Grant Thornton Corporate Finance, LLC as of and for the year ended July 31, 2011, and this report does not affect our report thereon dated September 12, 2011.

> **Financial Statement Preparation** - The Company's accounting department currently does not draft its financial statements, complete with related footnotes. Although management does review and accept responsibility for the financial statements, there is more than a remote possibility that an error, including insufficient disclosure, could occur and not be detected by management. Accordingly, the Company has not established adequate internal controls over the preparation of its financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at July 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tonneson + Co

Tonneson + Co

Wakefield, Massachusetts
September 12, 2011

t+co

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2011, which were agreed to by Grant Thornton Corporate Finance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Grant Thornton Corporate Finance, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Grant Thornton Corporate Finance, LLC's management is responsible for Grant Thornton Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tonneson + Co

Tonneson + Co

September 12, 2011

tonneson + co

Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-065264   FINRA   JUL   9/13/2002
GRANT THORNTON CORP FIN LLC
226 CAUSEWAY ST
BOSTON, MA   02114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,821

   B. Less payment made with SIPC-6 filed (exclude interest)   (3,267   )

       _____
       Date Paid
   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 1,554

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GRANT THORNTON CORPORATE FINANCE LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 22 day of AUGUST , 20 11 .   CHIEF COMPLIANCE OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions: -

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **8/1** , 20 **10**
and ending **7/31** , 20 **11**
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,928,578

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
        Code 4075 plus line 2b(4) above) but not in excess
        of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities
        accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues $ 1,928,578

2e. General Assessment @ .0025 $ 4,821
                                         (to page 1, line 2.A.)

t+co